FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ/MF): 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON MAY 11, 2009

DATE, TIME AND PLACE: Held on May 11, 2009, at 2:00 PM, at the Company’s headquarters, located at Avenida Brigadeiro Luiz Antônio, n.º 3.142, in the City and State of São Paulo.

PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Marise Rieger Salzano.

CALL AND ATTENDANCE: Pursuant to paragraph 2 of Article 15, second paragraph, of the Company’s Bylaws, the call notice was waived in view of the attendance of all Board of Directors’ members.

AGENDA: To analyze, discuss and approve the Financial Statements related to the first quarter of 2009 (“ITR”).

RESOLUTIONS: After the meeting was convened, Board Members examined the item in the Agenda and approved, after the Board of Executive Officers’ presentation, by unanimous vote and without reservations, the Financial Statements related to the first quarter of 2009, the Management Report and the Independent Auditor’s Report, with a favorable report by the Fiscal Council.

APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, found in compliance, approved and signed by the attending board members. São Paulo, May 11, 2009. Chairman – Abilio dos Santos Diniz; Marise Rieger Salzano, Secretary. Attending Board Members: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Cândido Botelho Bracher, Guilherme Affonso Ferreira, Maria Silvia Bastos Marques, Fábio Schvartsman, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Jacques Edouard Marrie Charret, Jean Louis Bourgier and Antoine Marie Lazars d’Estaing

This is a free English translation of the original instrument filed at the Company’s records

Marise Rieger Salzano
Secretary

Attorney’s visa:	André Rizk
OAB/SP 207.927

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 11, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.